Exhibit 99.1

Points.com Expands to Middle East with Qatar Airways Partnership

Privilege Club Members Will Have Ability to Trade Qmiles on Loyalty Program Marketplace

TORONTO (September 27, 2010) – Points.com, the world’s leading loyalty program management Web site, has expanded its international offerings to now include Qatar Airways Privilege Club frequent flyer program in its Points.com Partner Network. Points.com takes the lead role in operations, marketing and commercial support for the merchandising of Qmiles, the reward currency for Qatar Airways Privilege Club.

During the initial phase of the partnership, Points.com will integrate buy, gift and transfer Qmiles functionality on www.qmiles.com. Privilege Club members will have the option to buy Qmiles for themselves, transfer Qmiles from one member to another, or gift Qmiles to other members via Points.com industry-leading platform. The partnership will expand to include a roll out on Points.com.

As part of the roll out, the members of the Five Star ranked airline’s Privilege Club frequent flyer program will also have the ability to establish exchange rates and trade miles between other participating programs and users via a seamless experience on the newly designed Points.com. In addition, Privilege Club members can also earn Qmiles and redeem them for flights, products and services.

“Qatar Airways joining the Points.com Partner Network and Points.com emphasizes the value proposition of our services and extends the scope of our offering in new areas of the world,” said Rob MacLean, CEO of Points.com. “We look forward to continuing our international expansion in these untapped markets by creating relationships with key players like Qatar Airways.”

Qatar Airways joins existing Points.com partners including Alaska Airlines Mileage Plan, Air France KLM Flying Blue, American Airlines AAdvantage®, Delta SkyMiles®, JetBlue TrueBlue, British Airways Executive Club, Virgin Atlantic Flying Club, US Airways® Dividend Miles®, Starwood Preferred Guest® and InterContinental’s Priority Club® Rewards.

“Our Privilege Club has just celebrated its 10th anniversary and has grown to one of the aviation industry’s most innovative, attractive and highly rewarding programmes since its inception. For our Privilege Club members we constantly seek new ways to provide value-added offerings” said Qatar Airways Chief Executive Officer Akbar Al Baker. “This partnership gives our members added flexibility and greater utility in the way they choose to earn and use their Qmiles.”

In 2008, Points.com initiated a strategic partnership with Turkish software provider, Hitit Computer Services. Hitit operates the Crane frequent flyer system which is also leveraged by Qatar Airways. Points.com’s strategic partnership with Hitit led to a seamless integration into this particular solution. Points.com will continue to work with Hitit to explore and develop opportunities in the region.

Points.com works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor or fan us on Facebook (www.points.com/facebook).

Points.com Announces Addition of Qatar Airline’s Privilege Club Program, page 2

About Points International Ltd.
Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage™ program, Aeroplan™, AsiaMiles®, British Airways Executive Club, Delta SkyMiles™ and InterContinental Hotels Group's Priority Club™ Rewards. Redemption partners include Amazon.com™ and Starbucks. For more information, visit www.pointsinternational.com.

About Qatar Airways
Qatar Airways is one of the world’s fastest growing airlines flying a modern fleet of 83 aircraft to 89 destinations across Europe, Middle East, Africa, North America and Asia-Pacific. During June, the airline launches scheduled flights to Barcelona, Sao Paulo and Buenos Aires. Qatar Airways has orders for 80 Airbus A350s, 60 Boeing 787s and 32 Boeing 777s, with deliveries of the latter having started in November 2007. The airline is one of the customers of the twin-deck Airbus A380 ‘super jumbos’ with five on order and scheduled for delivery from 2012, by which time the New Doha International Airport would have opened. For more information, visit www.qatarairways.com and www.ndiaproject.com

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For more information contact:

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. points@allisonpr.com

Investor relations:
Addo Communications
Andrew Greenebaum / Laura Foster
andrewg@addocommunications.com; lauraf@addocommunications.com
(310) 829-5400

Business enquiries:
Martin Tongue
Vice President, Business Development
Points.com
T. 416-596-6363;
E. martin.tongue@points.com

Qatar Airways:
Qatar Airways Corporate Communications
T. +974 4496956, E.: qrmedia@qatarairways.com.qa